October 23, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jennifer Angelini
Geoffrey Kruczek

Re:	Acceleration Request
Registration Statement on Form F-4 (Registration File Nos. 333-278254, 333-278254-01, 333-278254-02, 333-278254-03, 333-278254-04 and 333-278254-05)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, JBS S.A. (the “Company”) respectfully requests that the effective date of Registration Statement on Form F-4 for JBS S.A., JBS Global Meat Holdings Pty. Limited, JBS Global Luxembourg S.à r.l., JBS Luxembourg Company S.à r.l., JBS USA Food Company and JBS USA Holding Lux S.à r.l. (Registration File Nos. 333-278254, 333-278254-01, 333-278254-02, 333-278254-03, 333-278254-04 and 333-278254-05), initially filed on March 27, 2024 (as amended to date, the “Registration Statement”), be accelerated so that the Registration Statement may become effective by 4:00 p.m., New York City time, on Friday, October 25, 2024, or as soon thereafter as practicable.

* * *

The Company respectfully requests that it be notified of such effectiveness by telephone call to Karen Katri of White & Case LLP at (305) 925-4788.

JBS S.A.

By	/s/ Guilherme Cavalcanti
Name:	Guilherme Cavalcanti
Title:	Chief Financial Officer

By	/s/ Jeremiah Alphonsus O’Callaghan
Name:	Jeremiah Alphonsus O’Callaghan
Title:	Officer

cc:	Gilberto Tomazoni, Chief Executive Officer
JBS S.A.

Donald E. Baker, Esq.
Daniel Nam, Esq.
Victor G. Mendoza, Esq.
John Vetterli, Esq.
White & Case LLP